EXHIBIT 77H

For RiverSource Fundamental Growth Fund:

During the fiscal year ended May 31, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.